UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 6, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
("Sibanye" or "the Company")

SIBANYE ANNOUNCES A RECOMMENDED CASH OFFER FOR THE ENTIRE ISSUED SHARE CAPITAL OF
AQUARIUS PLATINUM LIMITED ("AQUARIUS")

1.   Introduction

Sibanye is pleased to announce a cash offer of USD 0.195 per share for the entire issued share
capital of Aquarius (the "Offer"), valuing Aquarius at an equity value of USD c. 294 million.
At the current exchange rate(1) the Offer equates to ZAR 2.66 per Aquarius share. The board of
directors of Aquarius has unanimously recommended that Aquarius shareholders vote in favour of
the Offer at an Aquarius Special General Meeting, subject to the receipt of a favourable
independent experts report. The Aquarius board intends to vote in favour of the Offer with
respect to their own beneficial holdings.

Sibanye and Aquarius have entered into an implementation agreement ("Implementation Agreement")
whereby the Offer will be implemented as an amalgamation in accordance with the provisions of
the Companies Act 1981 of Bermuda and the Aquarius bye-laws (the "Transaction"). The
Transaction, requires the approval of a majority (50% + 1) of the votes of Aquarius
shareholders voting at the Special General Meeting for the Transaction to proceed.

The Transaction has been unanimously approved by the board of directors of Sibanye and does not
require the approval of Sibanye shareholders.

Certain Aquarius shareholders have been engaged by Aquarius and have indicated their support
for the Transaction.

(1) Calculated using a ZAR/USD exchange rate of 13.63 as at 5 October 2015

2.   Transaction rationale

The Transaction has a strong strategic and financial rationale for Sibanye, both as a stand-
alone transaction and particularly when considered in conjunction with the Rustenburg PGM
operations, which Sibanye announced that it had reached agreement with Anglo American Platinum
Limited ("AAP") to acquire on 9 September 2015 (the "Rustenburg Operations"). This Transaction
will result in significant value creation through the realisation of synergies between the PGM
assets in the Rustenburg area thus enhancing Sibanye's platinum portfolio. Synergies have been
quantified in the following areas:

- Efficiency and cost savings derived from rationalisation of shared operational and overhead
   cost structures, best practice benchmarking between operations and economies of scale across
   the combined operations;
- Optimisation of surface infrastructure; and
- Removal of traditional lease boundaries, resulting in optimal use of existing underground
   infrastructure and improved operational planning.

The Aquarius operations are efficiently managed, mechanised and low-cost operations that will
consolidate Sibanye's position in the South African PGM sector and also provide Sibanye with
additional PGM operational experience.

In addition, the Transaction provides an entry point into Zimbabwe, which hosts the second
largest platinum reserves in the world and represents significant, low cost optionality.

Commenting on the Transaction, Neal Froneman, CEO of Sibanye, said: "The announcement of this
transaction is a further important strategic step for Sibanye. The Transaction is value
accretive, adding low cost and cash generative operations to Sibanye's asset portfolio.
Importantly, when combined with the adjacent Rustenburg Operations, there is very significant
potential to realise additional value, fully justifying the premium we are offering Aquarius
shareholders. At higher PGM prices, these assets also offer a substantial increase in earnings
and value for Sibanye shareholders.

3.   The Offer

In the terms of the Offer, Aquarius shareholders will be entitled to receive USD0.195 in cash
for each Aquarius share they own. The Offer values Aquarius at approximately USD294 million

(ZAR4 billion) and represents a premium(2) of:

- 62% to Aquarius' volume-weighted average share price of ZAR1.64 over the last 30 days up to and including 5 October 2015; and
- 56% to Aquarius' closing share price of ZAR1.70 on 5 October 2015.

In addition to Sibanye's existing credit facilities the Company has entered into an acquisition facility agreement with HSBC Bank plc ("HSBC") as sole arranger for the purpose of providing funding, if required for the Transaction. The acquisition facility is a 300 million USD denominated facility with a 12 + 6 month tenor and margin over LIBOR starting at 300bp and increasing over time to 500bp.

(2) Based on JSE listed shares. Premium calculated using a ZAR/USD exchange rate of 13.63 as at 5 October 2015

4. Overview of Aquarius

Aquarius is a significant primary producer of PGMs with mechanised, low-cost mines in South Africa and Zimbabwe and an attributable production of 349,426 oz of 4E PGMs (including 193,422 oz of platinum) for its financial year ending 30 June 2015, attributable 4E reserves of 5.5 million oz(3) and attributable 4E resources (inclusive of reserves) of 47.1 million oz(3) as of 30 June 2014.

Aquarius' primary assets are its stakes in the Kroondal and Mimosa mines and a retreatment facility, Platinum Mile. The Kroondal mine is one of the most cost efficient underground platinum mines in South Africa with an average cost per tonne milled of ZAR567/t for the year ending 30 June 2015. Kroondal is operated by Aquarius in a 50:50 PSA with a subsidiary of AAP.

In addition, Aquarius owns 91.7% of the Platinum Mile retreatment facility which recovers PGMs from the retreatment of the tailings streams of various platinum and chrome mining operations in the vicinity of Kroondal.

The Mimosa mine is one of the most cost efficient and safest PGM producers in Zimbabwe and jointly owned (50%) and operated via a joint venture with a subsidiary of Impala Platinum Holdings Limited.

Aquarius has a primary listing on the Australian Securities Exchange, a premium listing on the London Stock Exchange and a secondary listing on the Johannesburg Stock Exchange ("JSE"). The company also has a sponsored Level 1 American depositary receipt programme in the United States.

(3) As per Aquarius 2014 Annual Report and excluding Everest, Kruidfontein and Hoogland.

5. Conditions Precedent

The implementation of the Transaction is conditional on the fulfilment or waiver of (where applicable), inter alia, the following conditions precedent (the "Conditions Precedent"):

- The approval of the Transaction by relevant regulatory authorities of Sibanye and Aquarius, including approvals by the South African and Zimbabwean Competition Authorities and the South African Reserve Bank;
- The approval of the Transaction and passing of all the requisite resolutions by a simple majority of the votes from the shareholders voting at the Aquarius Special General Meeting;
- Receipt of an independent experts report; and
- No material adverse change occurring in respect of Aquarius before completion of the Transaction.

Sibanye and Aquarius are committed to engage the relevant authorities and affected stakeholders in order to fulfil the Conditions Precedent and are confident that these can be timeously completed.

6. Implementation Agreement

The Implementation Agreement includes customary exclusivity provisions, interim period provisions and details the circumstances in which Aquarius and Sibanye may be required to pay a break fee to the other party. The break fee is capped at 1% of the equity value of Aquarius as implied by the consideration payable under the Transaction.

7. Financial information(4)

The net operating cash flow attributable to Aquarius for the six months ended June 2015 was ZAR140.6 million (USD11.8 million) and for the year ended June 2015 was ZAR203.9 million

(USD17.9 million). This cash flow, together with a ZAR237.8 million (USD20 million) dividend received from Mimosa during the twelve months ended 30 June 2015 and sales of non-core assets, contributed to the Aquarius cash balance which increased by ZAR717.5 million (USD59 million) year-on-year after net foreign exchange differences to ZAR2,382.6 million (USD195.8 million) as at 30 June 2015.

The net asset value of Aquarius as at 30 June 2015 is ZAR4,350.4 million (USD357.5 million).

The loss attributable to Aquarius for the six months ended June 2015 is ZAR491.5 million (USD41.3 million) and for the year ended June 2015 is ZAR1,120.0 million (USD98.1 million).

(4) Exchange rates of ZAR11.89/USD for the six months ended 30 June 2015, ZAR11.42/USD for the year ended 30 June 2015, and ZAR12.17/USD as at 30 June 2015.

8. Categorisation of Transaction

The Transaction constitutes a Category 2 transaction for Sibanye in terms of Section 9 of the JSE Limited Listings Requirements and accordingly no Sibanye shareholder approval is required.

9. Implementation of the Transaction

Upon issuance of a certificate of amalgamation by the Bermuda Registrar of Companies, Aquarius' listed shares will be cancelled and its listings terminated in exchange for cash consideration. Subsequently Aquarius will, directly or indirectly, become a wholly owned subsidiary of Sibanye.

Subject to the Transaction becoming unconditional, it is expected that the Transaction will be completed in the first quarter of 2016.

Corporate Advisor
Qinisele Resources Proprietary Limited

Financial Advisor
HSBC Bank plc

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

South African Legal Advisor
Edward Nathan Sonnenbergs Inc.

Australian & UK Legal Advisor
Ashurst

Bermudan Legal Advisor
BeesMont Law Limited

FORWARD LOOKING STATEMENTS

Certain statements included in this announcement, as well as oral statements that may be made by Sibanye, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Sibanye's ability to complete the transaction, Sibanye's ability to successfully integrate the acquired assets with its existing operations, Sibanye's ability to achieve anticipated efficiencies and other cost savings in connection with the transaction, Sibanye 's ability to increase production, the success of exploration and development activities and other risks. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Sibanye's expectations with regard thereto.

This release includes mineral reserves and resources information prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the "SAMREC Code"), and not in accordance with the U.S. Securities and Exchange Commission's Industry Guide 7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 6, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer